SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

SpectraSite, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

84761M104
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,346,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,346,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,346,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.0%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,346,800(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,346,800(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,346,800(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.0%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: San Francisco Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 133,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 133,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 133,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.3%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 133,000(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 133,000(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 133,000(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.3%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,479,800(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,479,800(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,479,800(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.3%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 3,346,800 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 133,000 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John H. Scully Living Trust, dated October 1, 2003, for which John H. Scully is the trustee.

Page 8 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, The John H. Scully Living Trust, dated October 1, 2003, for which John H. Scully is the trustee.

Page 9 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: The John H. Scully Living Trust, dated October 1, 2003
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 200,000(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 200,000(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.4%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 100,000 of such shares; and solely in its capacity as the sole general partner of Netcong Newton Partners, L.P. with respect to 100,000 of such shares.

(2)   Power is exercised through its trustee, John H. Scully.

Page 10 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,679,800(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,679,800(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,679,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.7%
14	Type of Reporting Person: IN

(1)   Of these, 3,479,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 100,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as trustee for The John H. Scully Living Trust, dated October 1, 2003, the sole general partner of Cranberry Lake Partners, L.P., and 100,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for The John H. Scully Living Trust, dated October 1, 2003, the sole general partner of Netcong Newton Partners, L.P.

Page 11 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,479,800(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,479,800(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,479,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.3%
14	Type of Reporting Person: IN

(1)   These 3,479,800 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 12 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,479,800(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,479,800(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,479,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.3%
14	Type of Reporting Person: IN

(1)   These 3,479,800 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 13 of 22

               This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed with the Securities Exchange Commission (“SEC”) on October 14, 2003. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 2.	Identity and Background.

                Item 2 is hereby amended and restated in its entirety as follows:

                (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Cranberry Lake Partners, L.P., a California limited partnership (“CLP”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), The John H. Scully Living Trust, dated October 1, 2003 (“Scully Trust”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”) and William J. Patterson (“WJP”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, NNP, Scully Trust, JHS, WEO and WJP are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

               (b) – (c)

                SPO

               SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

                SPO Advisory Partners

               SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners,

Page 14 of 22

which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

                SFP

               SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                SF Advisory Partners

               SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

                SPO Advisory Corp.

               SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

                CLP

               CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of CLP, is set forth below.

                NNP

               NNP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of NNP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of NNP, is set forth below.

                Scully Trust

               Scully Trust is a living trust, established for the benefit of JHS. Scully Trust is also the sole general partner of CLP and NNP. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the Scully Trust, is set forth below. The principal business address of Scully Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

Page 15 of 22

                JHS

               JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also the trustee for Scully Trust, which serves as the sole general partner of each of CLP and NNP.

                WEO

               WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

                WJP

               WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

               (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Page 16 of 22

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

________________________________________________________________________________
        Name              Source of Funds                     Amount of Funds
________________________________________________________________________________
SPO                     Contributions from Partners         $96,091,111
________________________________________________________________________________
SPO Advisory Partners   Not Applicable                       Not Applicable
________________________________________________________________________________
SFP                     Contributions from Partners          $2,175,561(1)
________________________________________________________________________________
SF Advisory Partners    Not Applicable                       Not Applicable
________________________________________________________________________________
SPO Advisory Corp.      Not Applicable                       Not Applicable
________________________________________________________________________________
CLP                     Contributions from Partners          $3,163,220
________________________________________________________________________________
NNP                     Contributions from Partners          $3,163,220
________________________________________________________________________________
Scully Trust            Not Applicable                       Not Applicable
________________________________________________________________________________
JHS                     Not Applicable                       Not Applicable
________________________________________________________________________________
WEO                     Not Applicable                       Not Applicable
________________________________________________________________________________
WJP                     Not Applicable                       Not Applicable
________________________________________________________________________________

(1) Net of $3,904,547 in proceeds received from the sale of Shares.

Page 17 of 22
Item 5.	Interest in Securities of the Issuer.

               Item 5 is hereby amended and restated in its entirety as follows:

               (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 47,750,453 total outstanding shares of common stock, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on February 6, 2004.

                SPO

               The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,346,800 Shares, which constitutes approximately 7.0% of the outstanding Shares.

                SPO Advisory Partners

               Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,346,800 Shares, which constitutes approximately 7.0% of the outstanding Shares.

                SFP

               The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 133,000 Shares, which constitutes approximately 0.3% of the outstanding Shares.

                SF Advisory Partners

               Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 133,000 Shares, which constitutes approximately 0.3% of the outstanding Shares.

                SPO Advisory Corp.

               Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial

Page 18 of 22

owner of 3,479,800 Shares in the aggregate, which constitutes approximately 7.3% of the outstanding Shares.

                CLP

               The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                NNP

               The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                Scully Trust

                Because of its positions as the sole general partner of each of CLP and NPP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

                JHS

               Because of his positions as a control person of SPO Advisory Corp., and the trustee for Scully Trust, which serves as the sole general partner of each of CLP and NNP, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,679,800 Shares, which constitutes approximately 7.7% of the outstanding Shares.

                WEO

               Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,479,800 Shares in the aggregate, which constitutes approximately 7.3% of the outstanding Shares.

                WJP

              Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,479,800 Shares in the aggregate, which constitutes approximately 7.3% of the outstanding Shares.

Page 19 of 22

               To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

               Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,346,800 Shares.

                SPO Advisory Partners

               Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,346,800 Shares.

                SFP

               Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 133,000 Shares.

                SF Advisory Partners

               Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 133,000 Shares.

                SPO Advisory Corp.

               Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,479,800 Shares in the aggregate.

                CLP

               Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

Page 20 of 22

                NNP

               Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

                Scully Trust

               Acting through its trustee and in its capacities as the sole general partner of each of CLP and NNP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares in the aggregate.

                JHS

               As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 3,479,800 Shares held by SPO and SFP in the aggregate. Because of his position as the trustee for Scully Trust, which serves as the sole general partner of each of CLP and NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares held by CLP and NNP in the aggregate.

                WEO

               As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 3,479,800 Shares held by SPO and SFP in the aggregate.

                WJP

               As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 3,479,800 Shares held by SPO and SFP in the aggregate.

Page 21 of 22

               (c) During the past 60 days, the Reporting Persons sold Shares in open market transactions on the New York Stock Exchange and purchased Shares in a public offering by selling stockholders of the Issuer as set forth on Schedule I attached hereto. Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

               (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

               (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety as follows:

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

Page 22 of 22

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2004

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
THE JOHN H. SCULLY LIVING TRUST,
    DATED OCTOBER 1, 2003 (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I TO
SCHEDULE 13D FOR
SPO PARTNERS II, L.P.

REPORTING PERSON	Date of Transaction	Type	Number of Shares	Price Per Share ($)	Where/How Transaction Effected

SPO Partners II, L.P.	2/5/2004	Buy	750,000	35.00	Public Offering
San Francisco Partners II, L.P.	1/12/2004	Sell	100,000	39.05	Open Market/Broker

EXHIBIT INDEX

Exhibit	Document Description	Page No.
A	Agreement Pursuant to Rule 13d-1(k)	1

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: February 9, 2004

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
THE JOHN H. SCULLY LIVING TRUST,
    DATED OCTOBER 1, 2003 (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Exhibits Page 1